UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d – 100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 8)

AMERICAN RETIREMENT VILLAS PROPERTIES II,
A CALIFORNIA LIMITED PARTNERSHIP

(Name of Subject Company (Issuer))

ARVP II ACQUISITION, L.P.
ARV ASSISTED LIVING, INC.

ATRIA SENIOR LIVING GROUP, INC.

(Name of Filing Person (Offeror))

LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

John A. Moore
Chief Executive Officer
ARVP II Acquisition, L.P.
ARV Assisted Living, Inc.
Atria Senior Living Group, Inc.
501 South Fourth Avenue, Suite 140
Louisville, KY 40202
(502) 719-1600
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of filing person)

With a copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,009,269.80	$635

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of 16,697.566 of the outstanding limited partnership units of American Retirement Villas Properties II at a purchase price of $300 per unit.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.012670% of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $353.92

Form or Registration No.: Schedule TO

Filing Party: Atria Senior Living Group, Inc., ARVP II Acquisition, L.P. and ARV Assisted Living, Inc.

Date Filed: January 21, 2004

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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SCHEDULE TO

     This Amendment No. 8 to Tender Offer Statement on Schedule TO (this “Amended Statement”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2004, by ARVP II Acquisition, L.P., a California limited partnership (the “Purchaser”), Atria Senior Living Group, Inc. (“Atria”) and ARV Assisted Living, Inc., a Delaware corporation (“ARV,” and together with Atria and the Purchaser, the “Filing Persons”), as amended and supplemented by Amendment No. 1 to the Initial Statement on Schedule TO filed by the Filing Persons with the SEC on March 4, 2004, Amendment No. 2 to the Initial Statement on Schedule TO filed by the Filing Persons with the SEC on March 26, 2004, Amendment No. 3 to the Initial Statement on Schedule TO filed by the Filing Persons with the SEC on May 5, 2004, Amendment No. 4 to the Initial Statement on Schedule TO filed by the Filing Persons with the SEC on May 11, 2004, Amendment No. 5 to the Initial Statement on Schedule TO filed by the Filing Persons with the SEC on May 17, 2004, Amendment No. 6 to the Initial Statement on Schedule TO filed by the Filing Persons with the SEC on June 4, 2004 and Amendment No. 7 to the Initial Statement on Schedule TO filed by the Filing Persons with the SEC on June 18, 2004 (the “Amendments”, together with the Initial Statement, the “Statement”). ARV, which is wholly-owned by Atria, is the general partner of the Purchaser. This Amended Statement is being filed in connection with the Offer to Purchase and Consent Solicitation Statement filed with the SEC on March 26, 2004 by the Filing Persons (the “Offer to Purchase”). Because the Offer to Purchase is also serving as a consent solicitation statement by the Purchaser, it has also been filed as part of the proxy statement filed with the SEC on March 26, 2004 on Schedule 14A by the Filing Persons. This Amended Statement relates to the contemplated offer (the “Offer”) by the Purchaser for all of the outstanding limited partnership units of American Retirement Villas Properties II, a California limited partnership. Because the transactions contemplated by the Offer to Purchase would be a Rule 13e-3 transaction, this Amended Statement is also being filed on the date hereof in compliance with that rule.

     In accordance with the rules of the SEC, the Filing Persons are amending and supplementing the Statement as set forth below. The information set forth in the Offer to Purchase (including all schedules and annexes thereto) is hereby incorporated by reference herein in answer to the items of this Amended Statement. All capitalized terms used herein shall have the meanings assigned to them in the Offer to Purchase, unless otherwise defined herein.

ITEMS 1, 4 and 11

     Items 1, 4 and 11 of the Statement are amended and supplemented by adding the following thereto:

     “The offer period of the Offer, which was scheduled to expire at 11:59 p.m., Eastern time, on Friday, July 9, 2004, has been extended to 11:59 p.m., Eastern time, on Friday, July 23, 2004, unless the Offer is further extended. Furthermore, the date of the fairness hearing to be held with respect to the Merger before the California Commissioner of Corporations has been postponed until July 29, 2004. On July 12, 2004, the Filing Persons issued a press release, sent a letter to Unitholders describing the foregoing, sent a notice to Unitholders announcing the postponement of the fairness hearing and sent a notice to Unitholders reaffirming the importance of the enclosed information.

     A copy of the press release issued by the Filing Persons on July 12, 2004 is filed herewith as Exhibit (a)(1)(Q) and is incorporated herein by reference.

     A copy of the letter sent by the Purchaser to Unitholders on July 12, 2004 is filed herewith as Exhibit (a)(1)(R) and is incorporated herein by reference.

     A copy of the notice sent by the Purchaser to Unitholders on July 12, 2004 is filed herewith as Exhibit (a)(1)(S) and is incorporated herein by reference.

     A copy of the notice announcing the postponement of the fairness hearing sent by the Purchaser to Unitholders on July 12, 2004 is filed herewith as Exhibit (a)(5)(E) and is incorporated herein by reference.”

ITEM 12. Exhibits

(a)(1)(Q)	Press release, dated July 12, 2004

(a)(1)(R)	Letter to Unitholders, dated July 12, 2004

(a)(1)(S)	Notice to Unitholders, dated July 12, 2004

(a)(5)(E)	Notice of Hearing

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SIGNATURE

     After due inquiry and to my best knowledge and belief, I certify that the information set forth in this Amended Statement is true, complete and correct.

ARV Assisted Living, Inc.

By:	/s/ Mark Jessee
Name: Mark Jessee
Title: Chief Financial Officer

ARVP II Acquisition, L.P. By: ARV Assisted Living, Inc., its general partner

By:	/s/ Mark Jessee
Name: Mark Jessee
Title: Chief Financial Officer

Atria Senior Living Group, Inc.

By:	/s/ Mark Jessee
Name: Mark Jessee
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(Q)	Press Release, dated July 12, 2004
(a)(1)(R)	Letter to Unitholders, dated July 12, 2004
(a)(1)(S)	Notice to Unitholders, dated July 12, 2004
(a)(5)(E)	Notice of Hearing

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